Organigram signs MOU with Government of Prince Edward Island for the distribution of cannabis to the province’s adult recreational market

Agreement estimated to have a minimum retail value between $8 million ‐ $12 million per year

HIGHLIGHTS

  Organigram agrees to supply Prince Edward Island a minimum of 1,000,000 grams per year
  Organigram selected as one of 3 licensed producers (LPs) selected to supply adult‐use recreational cannabis to Prince Edward Island market
  Agreement secures inventory for the adult recreational market in Prince Edward Island

MONCTON, NEW BRUNSWICK – (January 16, 2018) ‐ Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce that it has entered into a memorandum of understanding (“MOU”) with the Government of Prince Edward Island (PEI) for the distribution of cannabis to the adult‐use recreational market.

Through the MOU, PEI secures a supply of at least one million grams of recreational marijuana per year from Organigram.

“We are excited to finalize this agreement with the Government of Prince Edward Island,” says Greg Engel, Organigram’s Chief Executive Officer. “Particularly as a Maritime‐based company, we are proud to support the Province’s efforts to move toward a responsible, sustainable and successful adult‐use recreational market.”

“The province is very pleased to partner with Organigram in securing a safe supply of cannabis for the PEI market,” said Minister of Finance Heath MacDonald. “Islanders who choose to partake in recreational cannabis in PEI can be confident that the products available to them will be safe, of highquality, and provided through licensed suppliers committed to cannabis education and responsible use.”

The PEI supply arrangement follows a memorandum of understanding Organigram signed in 2017 with the Government of New Brunswick (GNB) to supply a minimum of 5 million grams of cannabis a year. The GNB MOU is estimated to have a retail value of between $40 million to $60 million per year.

“There is tremendous cannabis expertise here in the Maritimes,” says Mr. Engel. “We have worked hard to assemble a local, world‐class team of experts. We applaud PEI’s recognition of our homegrown industry leadership and its commitment to building – and formalizing – positive and productive working relationships with regionally‐based companies like Organigram.”

As part of discussions with PEI, and as reflection of the organizations’ shared commitment to the safe and responsible implementation of new federal rules related to the adult‐use recreational cannabis market, Organigram will also be working closely with the Government of PEI to develop and contribute to social responsibility programs that will provide ongoing education, helping ensure public safety remains a priority.

“There is no successful cannabis market or industry without an unwavering commitment to public safety,” says Ray Gracewood, Chief Commercial Officer, Organigram. “We are proud to work with PEI and share their vision of a thriving, responsibility‐first recreational market.”

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors ‐ including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

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For further information, please contact:

Organigram Holdings Inc.

Ray Gracewood Chief Commercial Officer (506) 645‐1653 rgracewood@organigram.ca	Dylan Rogers Investor Relations Analyst (506) 801‐8986 drogers@organigram.ca